FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 0-29546

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AMERICA
MINERAL
FIELDS INC.







"Better Drunk Than Ugly"

19th February 2003









Introduction


AMERICA
MINERAL
FIELDS INC.

- High quality, base metal and diamond projects
  - Kolwezi Tailings
  - Cuango Alluvial Diamonds
  - Kipushi Mine
- Kolwezi tailings project at advanced stage
- Cuango has historical rich source of alluvial diamonds
- Significantly reduced political and economic risks in DRC and Angola
- TSX Listing provides solid base to access further capital

Project Location Map



CONGO
DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
Kinshasa
Luluabourg
Mbuji-Mayi
M'Banza Congo
Uige
Cuango River Licences
Luanda
Melanje
Kolwezi
Kipushi
Lubumbashi
Atlantic Ocean
ANGOLA
Solwezi
Kitwe
Ndola
Huambo
ZAMBIA
Kabwe
Mongu
Lusaka



AMERICA MINERAL FIELDS INC.





AMERICA MINERAL FIELDS INC.

Political & Economic Improvements

- Hostilities ended in DRC and Angola
- Macro-economic fundamentals stabilizing
  - "cash box economy"
  - inflation radically reduced (<10% p.a.)
  - relaxation of exchange controls - stabilises currency
- Return of IMF and other multi-laterals
- Debt forgiveness and foreign aid in DRC
- Rebuilding of infrastructure in Angola
- New mining code in force in DRC

More conducive settings for foreign investment

AMF's DRC Strategy





AMERICA MINERAL FIELDS INC.

- Negotiate transition of Kolwezi and Kipushi projects to New Mining Code
- Seek participation of multilateral and bilateral agencies
- Select complementary financial and technical partners
- Preserve constructive relationships with Ministry of Mines and Gécamines
- Maintain high standards of Corporate Governance (adherence to OECD guidelines)

The Kolwezi Project



Current Ownership Structure


Gondwana
Public
Umicore
29%
60%
11%
AMF
100%
[redacted]
Gécamines
KMT


AMERICA
MINERAL
FIELDS INC.


AMERICA
MINERAL
FIELDS INC.

Proposed Ownership Structure


Gondwana
Public
Umicore
29%
60%
11%
AMF
100%
IFC / IDC
Technical Co-investor
[redacted]
Gécamines
KMT

The Kolwezi Resource



AMERICA MINERAL FIELDS INC.

Kingamyambo

Metres drilled 4460
Reserves (mt) 42.3

Musonoi

Metres drilled 5823
Reserves (mt) 70.5

Total Resource

112.8 million tonnes
@1.49% Cu = 3,705 m lbs
@0.32% Co = 796 m lbs
97% Proven to JORC



Kolwezi - The Cobalt Resource

- 3rd Largest Resource Worldwide
- Potentially World's largest Cobalt Producer
- Potentially lowest Cost Producer of Cobalt


Thousand tonnes of contained metal
2000
1500
1000
500
0
RSA Paltinum Mines
Kasese
Yabulu
Inco
Syerston
Ravensthorpe
Mount Margret
Big Hill
Falconbridge
Goro
Norilsk
Cawse
Nakety
Nchanga
Bulong
Marlborough
Musongati
Chambishi
Murrin Murrin
Ramu
Voisey's Bay
Gag Island
Groupe Sud
Groupe Centre
Kolwezi
Tenke Fungurume
Groupe Quest

AMERICA MINERAL FIELDS INC.


AMERICA
MINERAL
FIELDS INC.

Mining Method and Mine Plan

- High pressure monitors for tailings extraction
- Kingamyambo Dam mined throughout the year
- Musonoi mined during the dry season
- Extraction of high grade pockets in the early years will hasten pay-back


AMERICA
MINERAL
FIELDS INC.

Pilot Plant Programme

- Fully integrated continuous plant
- 100 tonnes of material treated
- Operational for 12 months
- Established an efficient and robust flow-sheet
    - High quality metal produced
        - Copper Cathode > 99.9%
        - Cobalt Cathode > 99.9%
    - Metal Recoveries
        - Copper to Cathode > 93%
        - Cobalt to Cathode > 76%

Process Flow-Sheet


AMERICA
MINERAL
FIELDS INC.


MONITORING
H_2SO_4
LEACHING
Filter Cake
Final Tailings
SOLID LIQUID SEPARATION
COPPER SX
COPPER ELECTROWINNING
COPPER CATHODE
Raffinate
Bleed
SO_2 + Lime
ELIMINATION OF IMPURITIES
ION EXCHANGE
COBALT SX
COBALT ELECTROWINNING
[redacted]







AMERICA MINERAL FIELDS INC.

Environmental & Social

- Net environmental benefit to site
  - clean up river valley
  - re-establish natural water flows
  - reduce dust effects
- Low environmental impact of visuals, noise, flora, fauna etc
- No relocation of inhabitants
- Small effect on local farming
- Dolomitic host rock provides natural buffering of water quality
- Significant employer
- Benefits for local service providers


AMERICA
MINERAL
FIELDS INC.

Current Project Parameters

- Throughput 3 million tonnes per annuum of tailings
- Producing
  - 42,000 tonnes per year of copper
  - 7,000 tonnes per year of cobalt
Capital cost	$ 293.7 million
Contingency 14%	$ 41.1 million
Total	$334.8 million
- Project parameters are still open to review
  - phased development
  - optimisation of returns
  - value engineering

Operating Costs

Total operating costs ~ $26 per tonne of tailings



Other
6%
Reagents and consumables
30%
Contingency
7%
Transport
22%
Labour 7%
Fuel 12%
Power 9%
Maintenance 7%



AMERICA
MINERAL
FIELDS INC.



AMERICA MINERAL FIELDS INC.

Operating Cost Split

	Common Costs shared	Common Costs to copper
Copper	32.7 cents	39.8 cents
Cobalt	$2.60	$2.13


AMERICA
MINERAL
FIELDS INC.

Project Economics

Production Year		1	2	3	4	5
Revenues Co	$/tonne	30.0	37.8	47.1	41.9	41.0
Cu	$/tonne	21.4	22.1	29.2	25.9	25.4
Total Revenues	**$/tonne**	**51.4**	**59.9**	**76.3**	**67.8**	**66.4**
Costs	$/tonne	26.2	27.7	33.6	30.1	29.5
Operating Cash Margin	$/tonne	25.2	32.2	42.7	37.7	36.9
Operating Cash Margin	**%**	**49.0**	**53.8**	**56.0**	**55.6**	**55.6**


AMERICA
MINERAL
FIELDS INC.

Revenue & Costs


Copper Revenue
Cobalt Revenue
$ mn
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011
2012
2013


$ mn
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011
2012
2013
Common Costs
Copper Costs
Cobalt Costs
Profit


AMERICA
MINERAL
FIELDS INC.

Risk Management - Kolwezi

Risk	Mitigation
Grade and tonnage	97% proven to JORC
Mining	Hydraulic monitoring
Process	Established metallurgical process 12 month pilot campaign
Capital costs	Potential turnkey project
Construction schedule	Contractor warranty
Operating costs	Large cash margin
Throughput	Contractor warranty
Metal recoveries	Contractor warranty
Production schedule	Conservative ramp up assumptions
Financial	Shared sponsorship from technical & financial co-investors


AMERICA
MINERAL
FIELDS INC.

Risk Management - Kolwezi

Risk	Mitigation
Commodity Price	Off take agreements Low operational leverage
Political	Cover from MIGA and bi-lateral agencies
Environmental & Social	Clean-up of degraded area Provision of employment to depressed area
Legal	New Mining Code includes - universal fiscal regime - substitution rights - stabilisation clause - detailed regulations - clear legal title


AMERICA
MINERAL
FIELDS INC.

Financing Kolwezi

- Raise initial equity at the *AMF* and *CMD* levels
- Obtain clear legal title under New *Mining Code*
- Select technical and financial co-investors
- Meet the needs of the lending banks to secure limited recourse project finance
  - security arrangements (substitution)
- Participation of multilateral & bilateral agencies i.e. guarantees, loans & infrastructure
- Raise project equity from all partners

Angola



Cuango River Diamonds


ANGOLAN PROJECTS LOCATION MAP
M'Banza Congo
Uige
Camabatela
Luanda
Melanie
ANGOLA
Huambo
Zambia
Namibia
Botswana
18°00'
18°10'
18°20'
18°30'
18°40'
17°20'
17°30'
17°40'
17°50'
18°00'
Democratic Republic of Congo
Angola
Cuango
Floodplain
Licence
Luremo
Camutue Licence
K
P
O
N
M
M1
L
L1
0
10
20
30
40
Kilometres
Legend
International Borders
Exploration Permit
Mining Permit
Towns
Rivers and Streams
Roads and Tracks
A C A Howe International Limited


AMERICA
MINERAL
FIELDS INC.


AMERICA
MINERAL
FIELDS INC.

Agreed Ownership Structure


Government of Angola
100%
ENDIAMA
38%
AMERICA MINERAL FIELDS INC
100%
IDAS RESOURCES N.V.
51%
Twins Limited
11%
Cuango River Licences

51% during period of shareholder loans, thereafter 49% but with majority voting control



AMERICA MINERAL FIELDS INC.

The Licences

- Two highly prospective licences in northeast Angola covering 100 Km of the Cuango river
- Downstream from areas of past and current diamond production with historical values of $240 per carat
- Mining licence covers river channel and terraces, old workings and existing artisanal operations
- Exploration licence covers Cuango river floodplain corridor and significant tributaries
- Potential for primary sources within both licences



AMERICA
MINERAL
FIELDS INC.

Mining Licence - Camutue

- Mining licence area covers 300 km^2
- Cuango river forms well defined terraced valley for 11 km
- Extensive historical production by MATS, Diamang and artisanal miners for past 40 years
- Two major river diversions carried out
- 101.8 carat diamond found

Floodplain – Illustrative Economics



- Preliminary project economics based upon
  - 1 million m^3 per annum dredging operation – capital cost $20.3 million
  - Grade of 0.25 carats per m^3
  - Carat value assumed at $240
- Scoping study indicates high returns to project of 108% IRR
- Rapid payback of ~ 2 years

AMERICA MINERAL FIELDS INC.


AMERICA
MINERAL
FIELDS INC.

Better Drunk than Ugly!



An environment of high political risk can improve - e.g. Chile and Tanzania.

An indifferent mineral resource is likely to remain an indifferent mineral resource.


BESSIE BRADDOCK.

AMF's high quality resources are in countries whose political and economic rehabilitation is now leading to added value and very attractive returns.

Legal Disclaimer



AMERICA MINERAL FIELDS INC.

NI 43-101

All resource estimates made in this presentation have been calculated in accordance with the *Canadian Securities Administrators'* National Instrument 43-101 "Standards of Disclosure for Mineral Projects" and the *Canadian Institute of Mining and Metallurgy* ("*CIM*") Classification system, incorporating economics and confidence level in reporting information.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used herein are *Canadian* mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in the *CIM* standards. These terms are not defined in accordance with United States standards and may not generally be used in documents filed with the United States *Securities and Exchange Commission* ("*SEC*") by U.S. companies. The *CIM* standards differ significantly from the requirements of *SEC*, and descriptions of mineralisation and resources information reported herein may not be comparable to similar information reported by U.S. companies.

The *Company's* mineral resources were audited/reviewed by the following qualified persons (as defined in National Instrument 43-101):

- Kolwezi Project – Dr. Isobel Clark of *Geostokes* Limited (independent engineering firm).
- Kipushi Project – *Charles Carron Brown* of Techpro Mining and Metallurgy in May, 1997.

Legal Disclaimer (continued)





AMERICA MINERAL FIELDS INC.

Forward Looking Statements

This presentation contains "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things, the Company's plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration, the Company's plans for future growth, future debt and equity financings and estimates of quantities of metals that will be found to be present in mineral deposits, and, the assessment that mineral deposits can be mined profitably in the future. Statements concerning mineral reserves may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that the deposit may be economically exploitable.

Statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements".





Legal Disclaimer (continued)

Forward Looking Statements (continued)

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Democratic Republic of Congo, Angola, Zambia and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2001, and reports on Form 6K filed with the SEC, the Company's Annual Information Form ("AIF") filed with the Ontario Securities Commission and other Canadian securities regulatory authorities.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management's beliefs, estimates or other circumstances should change.

AMERICA MINERAL FIELDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date March 3, 2003

By: /S/

(Print) Name: Paul C. MacNeill
Title: Director